

June 1, 2015

Stephen Weclew
Chief Financial Officer
LM Funding America, Inc.
302 Knights Run Avenue, Suite 1000
Tampa, Florida 33602

> **Re:** **LM Funding America, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 4, 2015**
> **CIK No. 0001640384**

Dear Mr. Weclew:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X. Please update the associated financial information in applicable sections of the filing as appropriate, for example, capitalization, dilution, pro forma information, and MD&A.

2. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

3. We note your disclosure that the market data and industry statistics in the prospectus are based upon publicly available information. However, wherever you make statements of fact pertaining to your industry, please support such statements with the source from which you obtained the underlying information or, alternatively, qualify the statement as your opinion. For example, what is your basis for the statement on page 46 that mortgage lenders will not loan to home buyers trying to purchase a home in an association with more than 15% delinquent units?

4. We note your disclosure on page 10 that you have "little to no information" about the debtors responsible for payment under the accounts you acquire. Please disclose this information here and where appropriate throughout the prospectus, including under your Business discussion and provide a discussion regarding how you assess risk.

5. Please describe the New Neighbor Guaranty product in greater detail and disclose what percentage of your revenues is derived from your original and New Neighbor Guaranty products. In addition, provide more detail regarding the purchase price of the assets, the average recovery, and, in the case of the New Neighbor Guaranty program, the average continued payment to the Association. Please make corresponding revisions to your disclosure where appropriate, including under your Business and MD&A discussions.

6. Please disclose to what extent the "statutory minimum" and "super lien" amounts are the same. Please make corresponding revisions to your disclosure where appropriate, including under your Business and MD&A discussions.

7. We note your disclosure in your MD&A that funding and recoveries under your New Neighbor Guaranty program have decreased from 2013 to 2014. Please address this with the disclosure in this section, and in the business section, that you intend to expand this program.

8. We note your disclosure on page 11 that AmTrust is currently the only provider of the insurance you obtain on funded amounts that exceed the "super lien" amount. Please disclose this information and file any material agreement with AmTrust as an exhibit. In addition, please disclose the percentage of your portfolio that is insured, disclose the duration of the insurance coverage and the likelihood of the insurance coverage renewal. As applicable, please revise accordingly throughout the filing.

Industry Overview, page 3

9. We note your comparison of your business to municipal governments. The staff believes that such comparison could be misleading. Please remove these comparisons here and throughout the prospectus.

10. Please disclose how many people live in condo associations in each of your market areas, including Florida. Please also disclose how many condo associations currently exist in each such market area. Please make corresponding revisions where appropriate, including under your Business discussion.

Our Business Strategy, page 4

11. We note your characterization of your market as being "fragmented" and "underdeveloped." Please provide your basis for this characterization.

The Offering, page 6

12. Please briefly provide the material terms of the long-term debt that will be retired with the proceeds from the offering and any related material contracts as exhibits.

Risk Factors

We have experienced and expect to continue to experience significant growth . . ., page 12

13. We note your disclosure that, due in part to the limited experience of your management team, you may not be able to effectively manage your growth. However, we note on page 4 that, due to your management's experience and expertise, you believe you are well-positioned to successfully implement your strategy. Please reconcile these disclosures.

Use of Proceeds, page 26

14. Please provide the information required by Instruction 4 to Item 504 of Regulation S-K with regard to your plan to use proceeds from the offering to repay debt.

Dividend Policy, page 27

15. We note that an aggregate of $100,000 in distributions have been made so far in 2015. Please disclose the purpose for the distribution and to whom it was made.

Corporate Reorganization, page 28

16. Please revise to illustrate the corporate reorganization using a diagram.

Determination of Offering Price, page 29

17. Please disclose how the exercise price of the warrants was determined as required by Item 505(b) of Regulation S-K.

Unaudited Pro Forma Financial Statements – Description of Transactions, page 33

18. Please revise your description of the redemption of Bruce Rodgers' interest in BLG to disclose that LM Funding America, Inc. will loan $1.5 million to BLG related to this transaction.

Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 34

19. It appears that certain historical balances do not agree with the corresponding balances in the consolidated balance sheet as of December 31, 2014 on page F-3. Please revise those balances and update the rest of the pro forma balance sheet as appropriate.

20. Please revise to disclose that the balance sheet pro forma adjustments were presented assuming each transaction was consummated on the date of the balance sheet.

21. On page 33, you state that the pro forma financial statements give effect to the corporate reorganization. Please revise to more clearly disclose the financial statement impact related to the corporate reorganization. Please include sufficient detail of the impact to the equity accounts in the related footnotes.

22. To more easily understand how the effect of each transaction is reflected in the pro forma financial statements, please revise to use consistent descriptions and references in your introductory paragraph to the pro forma financial statements and in the notes to the pro forma financial statements. For example, in the introduction you refer to LMF-LLC while in the notes you refer to LM Funding Management, LLC. Additionally, in the introduction you refer to certain individuals who are party to a transaction or the total amount of the transaction while you sometimes omit the individuals (e.g. Silcox) or amounts in the description of the transaction in the notes.

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 35

23. Please revise to disclose per share data as required under Rule 11-02(b)(7) of Regulation S-X.

24. Please revise Note 1 to identify the new executive officers and the amount of compensation used for the adjustment. We note on the bottom of page 53 you disclose that you intend to hire approximately three additional employees, including Bruce M. Rodgers and Carollinn Gould. We also note your disclosure starting on page 61 that Mr. Rodgers, Ms. Gould and Mr. Galaris will enter into an employment agreements effective the date of the offering for salaries of $500,000, $120,000 and $250,000, respectively.

25. Please revise to exclude the pro forma adjustment related to interest expense recalculated for debt refinanced on December 30, 2014 ($7,431,938 at 8% per annum) since that transaction is not directly attributable to the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

26. Please revise to provide a roll forward of the carry amount of the original product and the special product showing appropriate detail of the changes.

27. Please revise to disclose the gross cash collected for the original product and the special product and detail how the cash was accounted for (e.g. interest revenue, fees, reduction in carrying amount of account, reimbursement for legal services, etc.).

Overview, page 36

28. Please expand to discuss any known trends, uncertainties, demands, commitments or events that management views as most reasonably likely to have a material effect on the company's liquidity, capital resources or results of operations, including any trends and uncertainties from the transition between the original product and the new product offering (e.g. impact on liquidity from funding amounts greater than the super lien amounts, potential increase in insurance expense, etc.). Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Effects of the Corporate Reorganization, page 36

29. Please revise to provide additional discussion regarding how providing for income taxes on the earnings of LM Funding America, Inc. and the additional compensation costs including cash salary/bonus, share-based payment arrangements and benefits related to hiring three new employees disclosed on page 53 will impact the quality of, and potential variability in your earnings and cash flows. Your disclosure should provide information for an investor to ascertain the likelihood that past performance is indicative of future financial results and refer to other portions of your filing that analyze this issue such as your pro forma financial statements.

Interest Expense, page 38

30. Please disclose the unpaid principal balance of your outstanding debt at December 31, 2013 and 2014, respectively.

Liquidity and Capital Resources
Cash from Investing Activities, page 38

31. Please disclose the number and aggregate balance of the accounts you acquired in the 2013 and 2014 fiscal years. Please provide similar disclosure under your Summary, MD&A and Business discussions.

32. We note that the promissory notes issued in December 2014 and in January 2015 are both partly collateralized by your contract rights and lien rights associated with condominium renting units. Please tell us whether any of the condominium renting units are cross-collateralized.

33. We note your disclosure that your finance receivables decreased by $1.254 million in 2014; however, the table appears to indicate that the year-over-year decrease was $1.327 million. Please reconcile these disclosures.

Business

34. Please revise to include an illustrative example transaction for your Original Product and your New Neighbor Guaranty to enable an investor to clearly understand the economics of each transaction as well as understanding similarities and differences of each product. Your example transaction should illustrate the amount, magnitude and timing of all significant cash flows between parties in a typical transaction.

35. Please revise to discuss in general the amount of time it takes for you to collect the amounts due for each product.

Recent Transactions, page 45

36. Please disclose the unpaid principal balance of the loan agreement with Mr. Silcox and include the agreement as an exhibit.

Products – Original Products, page 45

37. Please tell us in detail and revise your disclosure to more clearly explain what you mean when you state that you have almost all of your total investment in paid-off accounts and 76% of all accrued interest and late fees purchased by you.

New Neighbor Guaranty, page 47

38. In the second paragraph on page 47, you disclose that you can purchase insurance from AmTrust North America to mitigate risks. Please revise to disclose the duration of the insurance coverage and the likelihood of the insurance coverage renewal. As applicable, please revise accordingly throughout the filing.

39. We note your disclosure that profits under your original product and the New Neighbor Guaranty are "locked in" at the time of purchase depending upon the accrued balances on each account. Please revise your disclosure to clarify what you mean by "locked in" and to avoid the implication that profits are guaranteed.

Marketing and Distribution
Software Channels, page 49

40. We note your disclosure regarding your contracts with law firms. To the extent these contracts are material, please file them as exhibits to your next amendment or explain to us how you determined they are not material.

Property Management Channels, page 49

41. Please revise your disclosure to clarify what you mean by a "Powered by Intel" approach. Otherwise, please consider removing this characterization.

Market Trends and Opportunities
REO, page 50

42. Please provide additional detail regarding your current REO business including: under what circumstances do you choose to purchase a property, what are your procedures for assessing risk and value, and what is your target profit margin? Please also disclose the fair market value of any real estate owned as a result of such foreclosures. Please make corresponding revisions where appropriate, including under your Summary and MD&A discussions.

43. Your disclosure indicating that you make $10,000 on a $1,000 account purchase is misleading. Please qualify this as an example or delete it.

Relationship with Business Law Group and Other Law Firms, page 51

44. Please revise to discuss the fact that LM Funding America, Inc. will loan $1.5 million to BLG related to the redemption of Bruce Rodgers' interest in BLG.

Government Regulation, page 53

45. Please discuss how each of the statutes and regulations enumerated in this section may apply to your business, including a discussion of the material provisions of each statue and regulation.

Certain Relationships and Related Party Transactions
Transactions with Related Persons, page 68

46. Please disclose the approximate dollar amount paid to BLG for services rendered in 2014.

47. We note your disclosure on page 51 regarding the promissory note to be issued to BLG to fund BLG's redemption of Mr. Rodgers' ownership interest in BLG. Please disclose the terms of the promissory note here.

48. We note your disclosure on page 52 that Ms. Gould will continue to serve as General Manager of and receive a salary for her services to BLG. Please disclose the terms of Ms. Gould's employment with BLG here.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

49. Please revise your filing to disclose your accounting policies related to your purchased credit insurance including how this insurance is considered in your allowance for credit loss measurement.

Revenue Recognition, page F-7

50. Please tell us in detail how you assessed whether your finance receivables were in the scope of ASC 310-30. Please provide a separate analysis for your original product and your special product.

51. You disclose that you recognize revenue using the cost recovery method for your original product. The cost recovery method related to finance receivables typically refers to a methodology where cash collected is applied to reduce the carrying value to zero before any revenue is recognized. You disclose that you allocate cash payments to interest revenue, late fee revenue, assessment, etc. in accordance with the provisions of the Statute (718.116(5)) and the provisions of the purchase agreements entered into between the Company and community associations. Therefore it appears that your methodology could be more akin to a cash basis methodology. Please revise your filing to more appropriately describe your original product revenue recognition policy (e.g. cash basis method).

Finance Receivables, page F-8

52. Please revise to disclose your accounting policies and methodology used to estimate the allowance for credit losses. Please disclose this information separately for your original product and your special product. Specifically discuss if you evaluate amounts collectively under ASC 450-20 or individually under ASC 310-10-35.

53. Please revise to disclose the information required by ASC 310-10-50.

Settlement Costs with Associations, page F-10

54. Please revise to clarify the nature of damages incurred by associations during the collection process. Also clarify here or elsewhere in your filing if you only indemnify associations based on cash flows recovered from delinquent assessments.

Note 2. Preferred Returns and Distributions, page F-11

55. On page F-7, you disclosed that you have two members and both members have a 50% ownership interest in the company. Please revise to clarify whether the preferred members have any ownership interest in the company and to disclose the identities of preferred members if they are different from those two members.

56. Please explain the intended meaning of the term "tax distributions" in the last paragraph of the footnote.

Note 9. Fair Value of Financial Instruments, page F-14

57. We note your disclosure that the fair value of your original product was $15.4 million as compared to the carrying value of $2.4 million at December 31, 2014. Please tell us how you determine your fair value measurement by detailing the significant inputs and assumptions that most impacted value determination. Also, explain the underlying economics of the transactions that results in the fair value of your receivables being so much greater than the carrying value. Please confirm that you are only including cash flows that are legally due to the company in the fair value measurement.

Plan of Distribution
Commissions and Discounts, page 83

58. Please indicate whether the warrants to be issued to the Placement Agent will be subject to cancellation in the same manner as the warrants to be issued as part of the offering.

　　　　You may contact Stephen Kim at (202) 551-3291 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Kathryn McHale

　　　　　　　　　　　　　　　　　　　　Kathryn McHale
　　　　　　　　　　　　　　　　　　　　Senior Staff Attorney

cc.　　　Curt Creely
　　　　　Foley & Lardner LLP